Exhibit 99.1

 News Release

Kinross announces record quarterly production and revenue

Cost of sales per ounce at $406, a reduction of 13% vs. previous quarter
Margins increase 49% year-over-year
Paracatu Expansion and Kettle River-Buckhorn produce first gold

Toronto, Ontario, November 5, 2008 – Kinross Gold Corporation (TSX-K; NYSE-KGC) (“Kinross” or the “Company”) today announced its unaudited results for the three and nine months ended September 30, 2008.

(This news release contains forward-looking information that is subject to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 14 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

•
Gold equivalent production[1] was 551,510 gold equivalent ounces in the third quarter of 2008, an increase of 47% over the third quarter of 2007 and 36% over the second quarter of 2008, representing a new quarterly record for Kinross. Consistent with previously stated guidance, the Company remains on track to produce approximately 1.8-1.9 million gold equivalent ounces in 2008.

•
Revenue was $503.7 million in the third quarter, an increase of 83% over the same period last year, also representing a new quarterly record for Kinross. Revenue was $1.13 billion for the nine months ended September 30, a year-over-year increase of 40%. The average realized gold price was $857 per ounce sold, compared with an average realized gold price of $686 per ounce in the third quarter of 2007, an increase of 25%.

•
Cost of sales per gold equivalent ounce[2] was $406 in the third quarter, compared to $383 per ounce in the third quarter of 2007, and was $60 per ounce, or 13%, lower than the second quarter of 2008. Cost of sales per gold equivalent ounce is expected to be approximately $425–445 for the full year 2008, consistent with previously stated guidance.

• Kinross’ margin per ounce sold was $451 in the third quarter of 2008, compared with $303 for the third quarter of 2007, an increase of 49%.

•
Net earnings for the third quarter were $64.7 million, or $0.10 per share, compared to $39.4 million, or $0.07 per share, in the same period last year. Net earnings were reduced by a net $18.7 million, or $0.03 per share, by impairment charges on long-term investments primarily acquired in the Bema transaction, a provision for litigation settlement, gains on foreign currency translation, gains on non-hedge derivatives, and gains on the sale of assets. Excluding these items, earnings would have been $83.4 million, or $0.13 per share.

•
Cash flow from operating activities before changes in working capital[3] was $183.2 million, or $0.29 per share, in the third quarter, compared to $69.3 million, or $0.12 per share, in the same period last year. Changes in working capital in the third quarter increased cash flow from operating activities by $22.8 million. Cash and short-term investment balances were $720.3 million at September 30, 2008 compared with $561.2 million at December 31, 2007.

•
Commissioning and ramp-up of the Paracatu expansion continues, with first gold from the new plant poured in October. The Buckhorn mine is now fully operational, and first gold was produced at the refurbished Kettle River mill in October.

•
Kinross has closed its acquisition of 100% of Aurelian Resources Inc. and the integration is proceeding. The total consideration was approximately $809 million. Along with other industry participants, the Company is continuing discussions with the Ecuadorian government regarding the need to develop a new mining law that will provide a fair and balanced framework for responsible mining in Ecuador.

[1] Unless otherwise stated, production figures in this release are based on Kinross’ share of Kupol production (75%).

[2] Cost of sales per ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party 25% shareholder.

[3] Cash flow before changes in working capital is a non-GAAP measure and is defined as cash flow provided from operating activities before changes in operating assets and liabilities.

Kinross Gold Corporation	40 King Street West, 52nd Floor	Tel: 416-365-5123
	Toronto, ON M5H 3Y2	Toll-Free: 1-866-561-3636	www.kinross.com

CEO commentary

Tye Burt, Kinross President and CEO, made the following comments in relation to the third quarter 2008 results:

“We had an outstanding quarter in which we began to see clearly the positive impact of Kinross’ growth program on our profitability. Total production was a record 551,510 ounces, thanks to strong performances from Kupol, Fort Knox and Paracatu, and improvements at other operations.

“Kinross’ cost of sales per ounce improved by $60, or 13%, compared to the previous quarter, substantially improving our industry cost position. Margins were $451 per ounce sold, a 49% improvement year-over-year, and cash flow per share rose by 142% compared to the third quarter of 2007. In short, as our growth projects come on stream, we are delivering on our commitment: increased production, lower costs, improved margins, and stronger cash flow.

“Production at Kupol is ahead of plan and the Buckhorn mine is now fully operational. While the start-up at the Paracatu expansion has been slightly slower than expected, first gold has been poured and we expect production to ramp up through the remainder of the year.

“We successfully closed our acquisition of 100% of Aurelian Resources during the third quarter and are progressing with the integration process. Along with other industry participants, we are continuing discussions with the Ecuadorian government regarding the need to develop a new mining law that will provide a fair and balanced framework for responsible mining in Ecuador.

“In the face of current global economic pressures, Kinross has maintained its financial strength. The majority of the capital expenditure program for our growth projects is behind us. We have a strong balance sheet and robust cash flow with a cash position of over $700 million. Lower oil prices and more favourable currency exchange rates will also have a positive impact on our costs. With an expanding reserve base, the best growth profile among major producers, and an improving cost trend, Kinross remains well positioned in the ‘sweet spot’ of the gold industry, even in a challenging economic environment.”

Summary of financial and operating results

	Three months ended September 30,		Nine months ended September 30,
(dollars in millions, except per share and per ounce amounts)	2008	2007	2008	2007
Total(a) gold equivalent ounces(b) - produced	620,342	375,546	1,375,320	1,204,723
Total gold equivalent ounces - sold	590,522	402,895	1,278,019	1,219,611

Attributable(c) gold equivalent ounces - produced	551,510	375,546	1,289,326	1,204,723
Attributable gold equivalent ounces - sold	533,614	402,895	1,221,111	1,219,611

Metal sales	$503.7	$275.8	$1,132.6	$811.6
Cost of sales (excludes accretion and reclamation expense, depreciation, depletion and amortization)	$229.6	$154.4	$552.1	$431.0
Accretion and reclamation expense	$4.3	$3.1	$12.9	$9.1
Depreciation, depletion and amortization	$88.9	$33.5	$164.2	$100.2
Operating earnings	$136.7	$44.5	$293.3	$167.7
Net earnings	$64.7	$39.4	$161.6	$160.9
Basic earnings per share	$0.10	$0.07	$0.26	$0.30
Diluted earnings per share	$0.10	$0.07	$0.26	$0.29
Cash flow provided from operating activities	$206.0	$83.7	$242.6	$268.4
Cash flow before changes in working capital per share (d)	$0.29	$0.12	$0.64	$0.47
Average realized gold price per ounce	$857	$686	$888	$667
Consolidated cost of sales per equivalent ounce sold (e)	$389	$383	$432	$353
Attributable(c) cost of sales per equivalent ounce sold	$406	$383	$441	$353

(a)	“Total” includes 100% of Kupol production.

(b)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2008 was 57.77:1, compared with 53.56:1 for the third quarter of 2007. The ratio for the first nine months of 2008 was 54.05:1 compared with 50.80:1 for the first nine months of 2007.

(c)	“Attributable” includes Kinross’ share of Kupol production (75%) only.

(d)
“Cash flow before changes in working capital per share” is a non-GAAP measure. It is defined as cash flow provided from operating activities before changes in operating assets and liabilities divided by the weighted average of common shares as determined for the calculation of basic earnings per share.

(e)	“Consolidated cost of sales per ounce” is defined as cost of sales as per the consolidated financial statements divided by the number of gold equivalent ounces sold.

Kinross Gold Corporation	Kinross announces record quarterly production and revenue

Kinross produced 551,510 gold equivalent ounces in the third quarter of 2008, compared with 375,546 gold equivalent ounces in the third quarter of 2007. The year-over-year increase in production was primarily due to additional production from Kupol, which had its first full quarter of production, offset somewhat by an expected net reduction in ounces produced as a result of the asset swap transaction with Goldcorp.

Revenue from metal sales in the third quarter of 2008 was $503.7 million on consolidated sales of 590,522 gold equivalent ounces, compared to $275.8 million on sales of 402,895 gold equivalent ounces in the third quarter of 2007. This increase was the result of a higher realized gold price and higher sales volumes. The average realized gold price for the third quarter of 2008 was $857 per ounce, compared with $686 per ounce in the third quarter of 2007. The average spot price of gold in the third quarter of 2008 was $872 per ounce, compared with $680 per ounce in the third quarter of 2007.

Cost of sales per gold equivalent ounce was $406 in the third quarter of 2008, compared to $383 in the third quarter of 2007, and $466 in the second quarter of 2008. The impact of higher prices for energy and other consumables was offset by the positive impact of new low-cost production from Kupol. Calculated on a by-product accounting basis, the Company’s cost of sales per gold ounce was $363 in the third quarter of 2008, based on gold sales of 483,208 ounces and silver sales of 2,912,000 ounces.

Kinross’ margin per gold equivalent ounce sold was $451 in the third quarter of 2008 compared with $303 for the third quarter of 2007, an increase of 49% year–over-year, primarily due to a higher realized gold price.

Net earnings for the third quarter of 2008 were $64.7 million, or $0.10 per share, compared with earnings of $39.4 million, or $0.07 per share, for the same period last year. Earnings included an impairment charge primarily on long-term investments acquired in the Bema transaction totaling $60.2 million, a provision for litigation settlement of $19.1 million in respect of the Kinam preferred share litigation, net foreign exchange gains of $30.6 million, net non-hedge derivative gains of $11.6 million, and net gains on the sale of assets of $18.4 million. Excluding these items, which reduced net earnings by $18.7 million, or $0.03 per share, net earnings would have been $83.4 million, or $0.13 per share.

General and administrative expenses were $24.7 million in the third quarter of 2008, compared with $16.2 million in the third quarter of 2007. The increase is primarily related to higher personnel and information technology costs.

Cash flow from operating activities was $206.0 million in the third quarter, compared to $83.7 million in the same period last year.

Capital expenditures totaled $194.1 million in the third quarter.

The Company’s cash and short-term investment position was $720.3 million at September 30, 2008, compared with $561.2 million at December 31, 2007, and total long-term debt was $994.4 million at September 30, 2008, compared with $564.1 million at December 31, 2007.

Kinross Gold Corporation	Kinross announces record quarterly production and revenue

Operations review and update

Three months ended September 30,

	Go ld equivalent ounces
	Produced		Sold		Cost of sales		Cost of sales/oz
(in US$ millions)	2008	2007	2008	2007	2008	2007	2008	2007

Fort Knox	100,969	85,755	101,729	92,764	$45.1	$31.4	$443	$338
Round Mountain	63,283	73,270	64,259	72,794	28.6	24.9	445	342
Paracatu	47,641	45,646	47,500	46,742	19.8	17.1	417	366
La Coipa (b)	48,879	29,428	56,877	44,157	33.0	12.1	580	274
Maricunga (c)	53,313	47,214	60,798	44,672	34.8	21.2	572	475
Crixas	22,566	22,644	23,363	22,968	7.8	6.3	334	274
Julietta (d)	8,364	17,504	8,364	22,801	7.9	12.7	945	557
Porcupine JV (a)	—	35,460	—	35,579	—	18.7	—	526
Musselwhite (a)	—	18,625	—	20,418	—	10.0	—	490
Kupol (100%) (e)	275,327	—	227,632	—	52.6	—	231	—
Other operations	—	—	—	—	—	—	—
Corporate and other	—	—	—	—	—	—	—
Total	620,342	375,546	590,522	402,895	$229.6	$154.4	$389	$383
Less Kupol non-controlling interest (25%)	(68,832)	—	(56,908)	—	(13.2)	—
Attributable	551,510	375,546	533,614	402,895	$216.4	$154.4	$406	$383

Nine months ended September 30,

	Gold equivalent ounces
(in US$ millions)	Produced		Sold		Cost of sales		Cost of sales/oz
	2008	2007	2008	2007	2008	2007	2008	2007

Fort Knox	251,972	262,399	254,403	261,985	$114.8	$86.1	$451	$329
Round Mountain	192,457	239,903	190,988	237,583	85.5	72.8	448	306
Paracatu	138,215	127,561	142,115	129,152	62.8	47.2	442	365
La Coipa (b)	170,148	147,943	185,472	150,024	88.3	36.9	476	246
Maricunga (c)	171,952	145,484	171,404	144,787	95.5	62.3	557	430
Crixas	65,506	70,268	64,906	74,655	20.3	18.7	313	250
Julietta (d)	41,094	46,527	41,099	56,912	32.3	29.7	786	522
Porcupine JV (a)	—	110,782	—	110,590	—	51.2	—	463
Musselwhite (a)	—	53,856	—	53,923	—	26.1	—	484
Kupol (100%) (e)	343,976	—	227,632	—	52.6	—	231	—
Other operations	—	—	—	—	—	—	—	—
Corporate and other	—	—	—	—	—	—	—	—
Total	1,375,320	1,204,723	1,278,019	1,219,611	$552.1	$431.0	$432	$353
Less Kupol non-controlling interest (25%)	(85,994)	—	(56,908)	—	(13.2)	—
Attributable	1,289,326	1,204,723	1,221,111	1,219,611	$538.9	$431.0	$441	$353

(a) Production and sales from M usselwhite and the Porcupine Joint Venture for 2007 are from January 1, 2007 through December 21, 2007.

(b) Production and sales for La Coipa are Kinross’ 50% share for 2006 and from January 1, 2007 through December 21, 2007, and 100% from December 22 through December 31, 2007. Cost of sales per ounce for the first nine months of 2008 includes $33 related to the increase in inventory volume due to the asset swap transaction.

(c) Production from the M aricunga mine is 100% for M arch 2007 and beyond. Prior to that Kinross owned 50% of the operation.

(d) Production from the Julietta mine is for M arch 2007 and beyond.

(e) Kupol became an operating mine in the second quarter of 2008.

Kinross Gold Corporation	Kinross announces record quarterly production and revenue

At the Fort Knox mine in Alaska, U.S.A., tonnes of ore mined and processed in the third quarter of 2008 were higher year-over-year due to stockpiling of lower grade heap leach ore, higher mill availability, softer ore and improved blasting techniques. Grades were higher compared to the same period last year due to mine sequencing. Gold equivalent ounces produced also increased, offsetting lower recovery rates. Initiatives have been undertaken to increase recoveries and Kinross expects grades to improve in the fourth quarter. Metal sales for the third quarter were $88.3 million, an increase of 38% over the same period last year, primarily due to an increase in the price of gold and higher production. Cost of sales increased by 44%, primarily due to more ounces sold during the quarter, higher personnel costs and inflationary pressures which have increased the cost of electricity, diesel fuel and other consumables.

At Round Mountain in Nevada, U.S.A., tonnes of ore mined during the third quarter of 2008 were higher than in the third quarter of 2007. Gold equivalent ounces produced were lower than the prior year primarily due to reduced performance of aging heap leach pads. Metal sales for the third quarter were $55.5 million, an 11% increase over the same period last year, more than offsetting lower gold equivalent ounces sold in the third quarter of 2008. Cost of sales increased during the third quarter, primarily due to increases in the cost of diesel fuel and other consumables.

At the Paracatu mine in Brazil, gold equivalent ounces produced during the quarter were slightly higher compared to the prior year. Process improvements resulted in increased recoveries of 9% compared to the third quarter of 2007, offsetting the impact of lower tonnes processed and lower grades. Metal sales for the third quarter were $41.2 million, 31% higher than in the third quarter of 2007 due to higher gold prices. Cost of sales increased due to general use of more consumables associated with the higher level of production during the year and higher exchange rates.

At the La Coipa mine in Chile, tonnes of ore processed in the third quarter of 2008 were higher than in the third quarter of 2007, as ore was processed from the stockpile to feed the mill. The grade declined in the third quarter of 2008 compared to the third quarter of 2007 because ore processed in 2008 was sourced from stockpiles and the Coipa Norte pit, which have a lower grade than the Puren ore that was processed in the third quarter of 2007. Gold equivalent production at La Coipa on a 100% basis was 48,879 ounces for the third quarter of 2008, compared with third quarter 2007 production of 58,856 ounces on a 100% basis (of which Kinross had a 50% share). Metal sales for the third quarter were $50.0 million, compared to $60.2 million for the third quarter of 2007 on a 100% basis, as the positive impact of a higher gold price was not sufficient to offset the impact of lower volumes of gold and silver ounces sold. Maintenance costs in the third quarter of 2008 were higher than in the same period in 2007, as budgeted, increasing cost of sales. Higher costs for energy, diesel and electricity also contributed to increased costs.

At the Maricunga mine in Chile, gold equivalent ounces produced and sold increased over the same period last year due to higher tonnes processed and higher grades, and because a substantial shipment that was produced in the second quarter was delayed into the third quarter due to weather conditions. Tonnes of ore processed were higher year-over-year, due in part to losing only one operating day due to weather compared to four and a half days in the third quarter of 2007. Metal sales in the third quarter of 2008 increased 57% over the third quarter of 2007 due to higher ounces sold and higher gold prices. Cost of sales increased as a result of higher ounces sold and higher prices of diesel fuel and other consumables.

At the Crixás joint venture in Brazil, metal sales for the third quarter were $20.4 million, an increase of 30% over the same period last year, primarily due to higher gold prices. Cost of sales were higher comparable to the prior year because of an increase in the oil price and higher foreign exchange costs.

The 2008 third quarter results of the Julietta mine in the Russian Federation will only include figures up to August 16, 2008, as Kinross closed the sale of the mine at that date. Gold equivalent production was 8,364 ounces for the third quarter of 2008 compared to 17,504 ounces in the third quarter of 2007. Third quarter 2008 sales were 8,364 gold equivalent ounces, compared to 22,801 ounces in the third quarter of 2007.

Kinross Gold Corporation	Kinross announces record quarterly production and revenue

The Kupol mine in the Russian Federation was in full operation for the entire third quarter. Kinross’ share of production during the third quarter totaled 206,495 gold equivalent ounces, including 174,656 ounces of gold and 1.8 million ounces of silver. Gold grades averaged 26.6 grams per tonne during the quarter and silver grades averaged 306.0 grams per tonne. Kinross’ share of metal sales was $143.2 million and cost of sales was $231 per gold equivalent ounce. Kupol is currently running at approximately 95% capacity, compared to its full capacity of just over one million tonnes. Third-quarter sales volumes were lower than third-quarter production, as some third-quarter shipments were not sold until the fourth quarter.

Project updates

The forward-looking information contained in this section is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 14 of this news release.

Paracatu Expansion

Production of gold from the expansion plant at Paracatu has begun, with first gold poured in October. Commissioning of the SAG mill, first ball mill, crushing and flotation circuits, and support systems is now complete. Construction of the second ball mill and second line of flotation cells is complete and commissioning has begun, though operations will only begin when the new plant is connected to the national power grid, which is expected to take place this month. Once full power is available, the ramp-up in tonnage from the expansion plant is expected to accelerate.

Based on the current estimate of the commissioning and ramp-up period, the Company expects Paracatu to be producing at 60% capacity by year-end, and to reach full capacity within the first quarter of 2009. This is later than previously expected due to delays in finalizing the connection to the national power grid. The forecast for Paracatu has been revised based on this schedule, and it is now expected that the expansion project will increase full-year 2008 gold production at Paracatu to approximately 200,000 ounces at an expected average cost of sales per ounce of $465-485 for 2008.

As previously disclosed, the Company intends to provide a total capital amount for the project once commissioning is complete, which is expected to be in the range of 5% to 10% over the previously stated amount, depending on final costs and foreign exchange rates.

Kettle River – Buckhorn Project

The Buckhorn mine is now operational, and trucks have begun to haul ore from the mine site to the refurbished Kettle River mill, which has produced its first gold. Ore production at Buckhorn is ramping up as mine development advances.

The mill will continue to process stockpiled ore from the former K2 mine through the month of November, with bulk milling of ore from the new Buckhorn mine expected to begin towards the end of November. Expected production for 2008 is approximately 20,000-30,000 ounces, at an expected average cost of sales per ounce of $365-385.

Fort Knox Project

Construction on the heap leach project has been concluded for the season and is scheduled to restart in the spring. Construction is complete on approximately 78% of the leach pad area required for initial ore placement and leaching. Construction on the carbon-in-column plant will continue through the winter months and is expected to be completed in the first quarter of 2009. Start-up of leaching operations is scheduled to commence in the third quarter of 2009.

Kinross Gold Corporation	Kinross announces record quarterly production and revenue

Cerro Casale

At Cerro Casale, work is underway to update the project’s technical-economic feasibility. Progress is being made with the project team substantially in place and numerous trade-off studies well underway, in addition to the 20 thousand meters of infill and geotechnical drilling planned for the year. A feasibility study is expected to be completed in about mid-2009.

2008 Outlook
The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 14 of this news release.

As stated in the Company’s previous guidance, Kinross expects to produce approximately 1.8-1.9 million gold equivalent ounces in 2008, and approximately 2.4-2.5 million gold equivalent ounces in 2009. Cost of sales per gold equivalent ounce is expected to be approximately $425-445 for the full-year 2008, consistent with previously stated guidance. Based on the current ramp-up schedules at our growth projects, as well as current exchange rates and commodity prices, the Company expects to be at the lower end of both its production guidance and cost of sales guidance for 2008.

As previously forecast, capital expenditures are expected to be approximately $752 million and general and administrative expenses are expected to be approximately $95 million in 2008.

The Company will conduct a goodwill impairment test as usual, in the fourth quarter, for all of our reporting units carrying goodwill. Given current market conditions there is no assurance that all the goodwill will be recoverable, which could lead to impairment of goodwill at year-end.

Exploration and Business Development

Exploration and business development expense for the third quarter of 2008 was $19.2 million, compared with $11.9 million for the third quarter of 2007.

Acquisition of Aurelian Resources

On September 30, 2008, Kinross announced that it had acquired approximately 94.29% of the issued and outstanding common shares of Aurelian Resources Inc. (TSX: ARU) under Kinross’ previously announced offer to acquire all of the issued and outstanding common shares of Aurelian and the previously announced private placement. The Company immediately exercised its statutory rights under the Canada Business Corporations Act and completed a compulsory acquisition of the remaining common shares of Aurelian that were not deposited to the offer. Effective September 30, 2008, Kinross owned 100% of the issued and outstanding common shares of Aurelian, which were then de-listed from the Toronto Stock Exchange on October 3, 2008. Kinross issued an aggregate of approximately 43.7 million common shares and approximately 19.7 million warrants in respect of all of the issued and outstanding common shares of Aurelian. The total consideration was approximately $809 million.

Kinross Gold Corporation	Kinross announces record quarterly production and revenue

The integration process with Aurelian is progressing well. In addition, along with other industry participants, the Company is continuing discussions with the Ecuadorian government regarding the need for a new mining law that will provide a fair and balanced framework for responsible mining in Ecuador. Although the exact timing and content of the new law remain unclear at this time, the Ecuadorian government has said that passage of a new mining law is a key priority for the Legislative and Auditing Commission, or “Congresillo”, that has been appointed to enact laws in the country pending the election of a new Congress in early 2009.

Sale of Julietta

On August 16, 2008, Kinross closed the previously disclosed sale of its 90% interest in the Julietta mine in the Russian Federation to Yanskaya Mining and Geological Company for a price of $20.0 million. The sale agreement includes deferred payments based on gold prices in 2009 and 2010 and deferred payments in 2011 and 2012 of $5.0 million based on specified production levels. The sale of Julietta represents another step in Kinross’ strategy of divesting non-core assets and redirecting the Company’s focus and resources on core strategic assets. The transaction resulted in a gain of $3.4 million in the third quarter of 2008.

Agreement with Brett Resources

On July 31, 2008, Kinross closed the previously disclosed sale of its 40% interest in the Hammond Reef Project located near Atikokan, Ontario, to Brett Resources Inc. Details of the transaction are discussed in the Company’s second quarter 2008 news release. The transaction resulted in a gain of $12.2 million in the third quarter of 2008.

Exploration update

Of total exploration and business development expenses, expensed exploration totaled $14.7 million and capitalized exploration was $2.2 million. Kinross was active on 32 mine site and “greenfield” projects with a total of 40,294 metres drilled (32,418 metres expensed and 7,876 metres capitalized). Highlights for the quarter included:

■
Fort Knox: The Phase 7 pit expansion program was completed. Total drilling on the program was 88 holes for 29,447 metres. Three concept holes testing mineralized extensions in the south wall of the pit returned positive results. A 14-hole follow-up program was initiated at the end of the quarter. Results of drilling on the Fort Knox trend (5 holes, 806 metres) returned some anomalous to ore grade intercepts that will be followed up in 2009.

■
Maricunga: An 18-hole infill program commenced at Guanaco to upgrade resources to measured and indicated category, with 1,917 metres drilled during the quarter. Drilling to delineate reserve extensions below the Verde pit began during the quarter. Full results from both drill campaigns are anticipated in the first quarter of 2009.

■
Kettle River: Exploration drilling continued at Buckhorn (12 holes drilled for 4,115 metres) and the K2 mine (three holes for 1,470 metres). A second core drill will be added in the fourth quarter to complete 2008 planned exploration at Buckhorn. Soil geochemistry and an induced polarization (IP) geophysical survey were carried out on the expanded claim block to identify new Buckhorn-style skarn targets. Calc-silicate alteration intersected in Q2 drill holes in skarn units beneath the Buckhorn deposit returned weakly anomalous gold. Further work is warranted to better understand the significance of these results and to vector to gold mineralization within these deep skarn lenses.

■
La Coipa district: An additional 23,000 hectares were added to the Huemul claim block surrounding La Coipa. The total aggregate of new, 100%-Kinross claims staked in the La Coipa district during 2008 is 74,000 hectares. Reconnaissance field work identified several new high grade epithermal vein targets on the Huemul property. Target identification will continue during the fourth quarter to develop drill programs for 2009.

Kinross Gold Corporation	Kinross announces record quarterly production and revenue

■
Kupol Mine: The current resource definition program approached completion on the 650 Zone (south extension of the main Kupol vein structure) with 34 holes drilled for 9,385 metres. Geological and resource models for the 650 Zone will be updated during the fourth quarter of 2008.

■
Ixhuatan (Kinross earning 70%): The two core drills were moved to the Central Zone to follow-up coincident gold in soil and induced polarization chargeability anomalies. Eleven holes were drilled for 3,129 metres. Work at Cerro La Mina continued with revision of the geological model to incorporate results of recent drilling.

■
Kupol East and West: Soil sampling on the Kupol West license extended coverage west of the North Extension target to identify structures parallel to the main Kupol vein. Soil sampling at Moroshka West identified pathfinder anomalies that warrant priority follow-up. Work at Kupol East focused on the Tokai targets.

■
Fruta del Norte/Condor Project: Exploration planning is well advanced on the infill drilling program at Fruta del Norte, designed to upgrade a component of the inferred resource to indicated category. Programs are also being planned for priority targets identified in the pull-apart basin (hosting the Fruta del Norte deposit) and elsewhere on the Condor property along the Las Peñas Fault Zone, which extends for more than 20 kilometres.

■
Patrocínio (Kinross earning 65%): Patrocínio is a 15,000-hectare property optioned from Verena Minerals located in Para State, Brazil, in which Kinross is earning a 65% interest. Drilling is programmed to test intrusion-hosted gold targets defined during the quarter by coincident IP chargeability highs and gold in soil geochemistry.

■
Generative Projects: Kinross acquired 100% of the 1,200 hectare Debut property in Nevada through a combination of staking and land leasing. In Brazil, Kinross extended land positions on the Tapiacanga (north of Paracatu) and Jibóia (Para State) projects by 7,800 and 22,000 hectares, respectively. A new 29,700 hectare property was staked in the Cuiabá-Poconé Goldfield in Mato-Grosso state, Brazil.

Financial Overview

Other income (expense) – net

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007

Gain on sale of assets and investments - net	$18.4	$28.8	$28.9	$35.5
Impairment of investments	(60.2)	—	(60.3)	—
Litigation settlement	(19.1)	—	(19.1)	—
Interest income and other	0.7	4.3	15.0	11.9
Interest expense	(11.6)	(1.3)	(25.8)	(4.5)
Foreign exchange gains (losses)	30.6	(9.9)	0.7	(28.0)
Realized non-hedge derivative gains	0.7	11.5	3.2	1.2
Unrealized non-hedge derivative gains (losses)	10.9	(22.3)	21.2	31.6
Other income (expense) - net	$(29.6)	$11.1	$(36.2)	$47.7

Kinross Gold Corporation	Kinross announces record quarterly production and revenue

Interest income and other

Interest income and other was $0.7 million in the third quarter of 2008 compared to $4.3 million in the third quarter of 2007. The decrease was primarily due to an unfavourable assessment of value added taxes at Kupol.

Gains on sale of investments and other assets

Gains of the sale of investments and other assets in the third quarter included a gain of $12.2 million resulting from the sale of Kinross’ 40% interest in the Hammond Reef Project to Brett Resources Inc., and a gain of $3.4 million resulting from the sale of Kinross’ 90% interest in the Julietta mine to Yanskaya Mining and Geological Company.

Impairment of investments

The Company recorded an impairment charge of $60.2 million in the third quarter of 2008, primarily due to writedowns of the book value of Kinross’ interests in Pamodzi Gold Ltd., Consolidated Puma Minerals Corp., and Victoria Gold Corp., which were acquired in the Bema transaction.

Litigation settlement costs

On April 26, 2002, the Company was named as a defendant in a Class Action Complaint filed in connection with a 2002 tender offer by Kinross Gold U.S.A., Inc. (“KGUSA”) to purchase the Kinam Gold, Inc. (“Kinam”) $3.75 Series B Preferred Stock (the “Kinam Preferred Shares”) not then owned by KGUSA.

The parties have entered into a memorandum of understanding to settle all claims in the litigation for an aggregate cash payment by the Company to the plaintiff class of $29.25 million (“settlement amount”), inclusive of any fees and costs, without admission of any fault or liability. The proposed settlement is subject to court approval, objections or appeal by the plaintiff class and termination at the option of the Company, if 10% or more of the total number of the Kinam Preferred Shares represented by the class opt out of the settlement. The settlement terms include a minimum payment of $10.25 million of the settlement amount for the termination, cancellation or redemption of the Kinam Preferred Shares currently held by the plaintiff class and the continued payment by Kinam of quarterly dividends on the Kinam Preferred Shares until the settlement is approved by the court. Such approval is expected to be obtained on or before February 15, 2009.

The Company recorded a charge of $19.1 million respecting this settlement.

Foreign exchange

The Company recorded a foreign exchange gain of $30.6 million for the third quarter of 2008, compared with a foreign exchange loss of $9.9 million for the third quarter of 2007, primarily due to the translation of net foreign currency denominated liabilities, mainly future tax liabilities, resulting from a strengthening of the U.S. dollar relative to the Brazilian real and Russian rouble during the third quarter of 2008.

Kinross Gold Corporation	Kinross announces record quarterly production and revenue

Income and mining taxes

In the third quarter of 2008, the Company recorded an income and mining tax expense of $26.5 million on earnings before tax of $107.1 million, compared with $12.8 million on earnings before tax of $55.6 million during the third quarter of 2007.

Liquidity and capital resources

The following table summarizes Kinross’ cash flow activity for the three and nine months ended September 30, 2008:

Cash flow summary

	Three months ended September 30,		Nine months ended September 30,
(in US$ millions)	2008	2007	2008	2007
Cash flow:
Provided from operating activities	$206.0	$83.7	$242.6	$268.4
Provided from (used in) investing activities	71.2	(144.1)	(543.6)	(352.2)
Provided from (used in) financing acitvities	(42.7)	108.1	462.9	219.9
Effect of exchange rate changes on cash	(7.3)	3.1	(7.5)	5.0
Increase in cash and cash equivalents	227.2	50.8	154.4	141.1
Cash and cash equivalents:
Beginning of period	473.4	244.4	551.3	154.1
Assets held for sale	5.1	(2.7)	—	(2.7)
End of period	$705.7	$292.5	$705.7	$292.5

Operating Activities

Cash flow provided from operating activities was $206.0 million in the third quarter of 2008, compared to $83.7 million in the third quarter of 2007. The increase is primarily due to the contribution from the first quarter of operations at Kupol.

Investing Activities

Net cash provided from investing activities during the third quarter of 2008 was $71.2 million, versus $144.1 million used in the comparable period in 2007. The increase was primarily related to the cash acquired on the acquisition of Aurelian and the proceeds from the sale of short-term investments.

Kinross Gold Corporation	Kinross announces record quarterly production and revenue

The following table provides a breakdown of capital expenditures:

Capital expenditures
(In US$ millions)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007

Operating segments
Fort Knox	$38.4	$4.6	$93.8	$20.9
Round Mountain	7.8	8.7	25.7	30.6
Paracatu	93.9	57.0	269.6	139.5
La Coipa	3.5	1.4	12.1	2.9
Maricunga	4.5	2.1	18.6	5.4
Crixás	5.2	3.3	12.7	8.6
Kupol	22.4	82.8	95.2	145.4
Kettle River	12.7	11.6	30.6	31.2
Other operations	—	1.5	—	3.3
Assets held for sale	0.5	11.3	2.4	25.5
Corporate and other (a)	5.2	0.9	8.4	2.9

Total	$194.1	$185.2	$569.1	$416.2

(a) ‘Corporate and other’ includes Toronto and Cerro Casale related expenditures.

Capital expenditures

Capital expenditures in the third quarter of 2008 included costs related to the Paracatu expansion project, the Kupol mine, Fort Knox project, the Kettle River-Buckhorn project, and pit development at Round Mountain.

Financing Activities

For the third quarter of 2008, cash flow used in financing activities of $42.7 million primarily consisted of a repayment of debt of $15.0 million and dividends paid of $26.2 million.

Forward Sales Contracts

Under the terms of the Kupol project loan facilities arranged by Bema prior to its acquisition by the Company, the Company is required to maintain gold and silver hedge contracts over the life of the loans in order to cover a portion of the mine’s future operating and debt service costs. Also acquired as part of the acquisition of Bema in February 2007, were gold and silver forward and option contracts intended to protect against a decline in future metal prices at Maricunga and Julietta.

Subsequent to September 30, 2008, the Company entered into gold and silver forward contracts which mature in 2009 to purchase 208,080 ounces of gold at an average rate of $803.13 per ounce and 3,600,000 ounces of silver at an average rate of $10.45 per ounce. The purpose of these derivatives is to offset the above noted derivatives which mature in 2009.

Kinross recorded a net non-hedge derivative gain of $11.6 million for the third quarter of 2008.

Kinross Gold Corporation	Kinross announces record quarterly production and revenue

Dividend Payment

The Company paid a dividend of $0.04 per share on September 30, 2008 to shareholders of record on September 23, 2008.

Balance Sheet

Cash and short-term investments during the first nine months increased by $159.1 million to $720.3 million, with cash flow from operating activities providing $242.6 million and net cash from financing activities contributing $462.9 million. This was reduced by additions to property, plant and equipment that used $569.1 million in cash. In the first nine months, the Company’s net working capital increased to $723.4 million, an increase of $197.1 million.

	As at:

(in US$ millions)	September 30, 2008	December 31, 2007

Cash and cash equivalents and short-term investments	$720.3	$561.2
Current assets	$1,284.8	$933.7
Total assets	$8,266.5	$6,729.3
Current liabilities	$561.4	$407.4
Total debt, including current portion (a)	$994.4	$564.1
Total liabilities (b)	$2,560.7	$1,891.5
Shareholders’ equity	$5,705.8	$4,837.8

Statistics
Working capital	$723.4	$526.3
Working capital ratio (c)	2.29:1	2.29:1

(a) Includes long-term debt.

(b) Includes preferred shares and non-controlling interest.

(c) Current assets divided by current liabilities.

Conference Call Details

Kinross will hold a conference call and audio webcast on Wednesday, November 5, 2008 at 5:30 p.m. ET to discuss the results, followed by a question-and-answer session.

To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

Kinross Gold Corporation	Kinross announces record quarterly production and revenue

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines in the United States, Brazil, Russia and Chile, and employs approximately 5,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: generating growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact:	Investor Relations Contact:
Steve Mitchell	Erwyn Naidoo
Vice-President,	Vice-President,
Corporate Communications	Investor Relations
(416) 365-2726	(416) 365-2744
steve.mitchell@kinross.com	erwyn.naidoo@kinross.com

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans”, “expects,” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, or “will be taken”, “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and Management’s Discussion and Analysis, our offer and take-over bid circular recently filed in respect of Aurelian Resources Inc. ("Aurelian Bid Circular") or as otherwise incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, expansion and power supply at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River - Buckhorn project proceeding on a basis consistent with Kinross’ current expectations; (4)  development of the Phase 7 pit expansion and the heap leach project at Fort Knox proceeding on a basis consistent with Kinross’ current expectations; (5) permitting and development at the Kupol gold and silver project proceeding on a basis consistent with Kinross’ current expectations; (6) the Federal Strategic Investments Law and Amendments to Russian Subsoil Law in the Russian Federation being applied in a manner consistent with the Company’s current expectations, including its inapplicability to the currently defined Kupol deposit; (7) the viability, permitting and development of the Fruta del Norte deposit being consistent Kinross’ current expectations; (8) political developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, that the repeal of Ecuador’s current mining mandate and the enactment of its new mining law is within a timeframe and is in substance consistent with Kinross’ current expectations; (9) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, and permitting, being consistent with the Company’s current expectations; (10) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar will be approximately consistent with current levels or as set out in this news release; (11) certain price assumptions for gold and silver; (12) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (13) production forecasts meet expectations; (14) the accuracy of our current mineral reserve and mineral resource estimates; and (15) labour and materials costs increasing on a basis consistent with Kinross’ current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States,

Kinross Gold Corporation	Kinross announces record quarterly production and revenue

Chile, Brazil, Russia, Ecuador, or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross’ actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this news release are qualified by these cautionary statements, those made in the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, and those made in the “Risk Factors” section of our most recently filed Annual Information Form, in the "Risk Factors Related to the Offer" section of our Aurelian Bid Circular and our other filings with the securities regulators of Canada and the U.S.  These factors are not intended to represent a complete list of the factors that could affect Kinross.  Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key sensitivities
Approximately 55%-60% of the Company’s costs are denominated in U.S. dollars.
A 10% change in foreign exchange could result in an approximate $13 impact in cost of sales per ounce.
A $10 change in the price of oil could result in an approximate $4 impact on cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $6 impact on cost of sales per ounce.

Other information
Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

Kinross Gold Corporation	Kinross announces record quarterly production and revenue

Consolidated balance sheets
(expressed in millions of United States dollars, except per share and share amounts)

	As at
	September 30, 2008	December 31, 2007
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$705.7	$551.3
Restricted cash	18.3	2.4
Short-term investments	14.6	9.9
Accounts receivable and other assets	137.1	95.2
Inventories	407.9	242.8
Unrealized fair value of derivative assets	1.2	24.0
Current assets held for sale	—	8.1
	1,284.8	933.7
Property, plant and equipment	4,638.2	3,476.3
Goodwill	2,176.0	2,014.8
Long-term investments	47.0	127.7
Future income and mining taxes	5.6	33.3
Unrealized fair value of derivative assets	3.1	3.5
Deferred charges and other long-term assets	111.8	136.3
Long-term assets held for sale	—	3.7
	$8,266.5	$6,729.3
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$324.0	$290.1
Current portion of long-term debt	152.0	76.0
Current portion of reclamation and remediation obligations	8.4	10.0
Current portion of unrealized fair value of derivative liabilities	77.0	29.1
Current liabilities of the assets held for sale	—	2.2
	561.4	407.4
Long-term debt	842.4	488.1
Reclamation and remediation obligations	227.2	212.4
Unrealized fair value of derivative liabilities	221.4	266.0
Future income and mining taxes	632.1	465.9
Other long-term liabilities	37.4	20.6
Long-term liabilities of the assets held for sale	—	7.0
	2,521.9	1,867.4
Non-controlling interest	28.7	14.0
Convertible preferred shares of subsidiary company	10.1	10.1
Common shareholders’ equity
Common share capital and common share purchase warrants	5,865.8	5,123.6
Contributed surplus	167.5	65.4
Accumulated deficit	(131.4)	(253.1)
Accumulated other comprehensive loss	(196.1)	(98.1)
	5,705.8	4,837.8
	$8,266.5	$6,729.3
Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	658,958,342	611,925,266

Kinross Gold Corporation	Kinross announces record quarterly production and revenue

Consolidated statements of operations
Unaudited (expressed in millions of United States dollars, except per share and share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007

Revenue
Metal sales	$503.7	$275.8	$1,132.6	$811.6
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)	229.6	154.4	552.1	431.0
Accretion and reclamation expense	4.3	3.1	12.9	9.1
Depreciation, depletion and amortization	88.9	33.5	164.2	100.2
	180.9	84.8	403.4	271.3
Other operating costs (income)	0.3	12.2	(5.6)	24.1
Exploration and business development	19.2	11.9	43.6	32.1
General and administrative	24.7	16.2	72.1	47.4
Operating earnings	136.7	44.5	293.3	167.7
Other income (expense) - net	(29.6)	11.1	(36.2)	47.7
Earnings before taxes and other items	107.1	55.6	257.1	215.4
Income and mining taxes	(26.5)	(12.8)	(72.7)	(49.1)
Equity in losses of associated companies	(0.4)	(3.6)	(7.6)	(5.4)
Non-controlling interest	(15.4)	0.4	(14.7)	0.6
Dividends on convertible preferred shares of subsidiary	(0.1)	(0.2)	(0.5)	(0.6)
Net earnings	$64.7	$39.4	$161.6	$160.9

Earnings per share
Basic	$0.10	$0.07	$0.26	$0.30
Diluted	$0.10	$0.07	$0.26	$0.29
Weighted average number of common shares outstanding (millions)
Basic	626.1	592.3	618.4	542.0
Diluted	631.1	603.2	623.4	552.8

Kinross Gold Corporation	Kinross announces record quarterly production and revenue

Consolidated statements of cash flows
Unaudited (expressed in millions of United States dollars, except per share and share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007

Net inflow (outflow) o f cash related to the following activities:
Operating:
Net earnings	$64.7	$39.4	$161.6	$160.9
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	88.9	33.5	164.2	100.2
Accretion and reclamation expenses	4.3	3.1	12.9	9.1
Accretion of convertible debt and deferred financing costs	4.1	—	11.1	—
Loss (gain) on disposal of assets and investments - net	41.9	(28.8)	31.4	(35.5)
Equity in losses of associated companies	0.4	3.6	7.6	5.4
Non-hedge derivative losses (gains) - net	(14.1)	12.4	(23.5)	(31.2)
Future income and mining taxes	2.1	5.1	16.1	23.8
Non-controlling interest	15.4	(0.4)	14.7	(0.6)
Stock-based compensation expense	5.9	4.3	16.6	11.4
Unrealized foreign exchange losses and other	(30.4)	(2.9)	(19.6)	9.1
Changes in operating assets and liabilities:
Accounts receivable and other assets	(15.1)	(5.2)	(53.8)	(12.3)
Inventories	(36.5)	1.0	(115.5)	6.6
Accounts payable and other liabilities	74.4	18.6	18.8	21.5
Cash flow provided from operating activities	206.0	83.7	242.6	268.4
Investing:
Additions to property, plant and equipment	(194.1)	(185.2)	(569.1)	(416.2)
Business acquisitions - net of cash acquired	33.4	—	33.4	2.3
Changes to long-term investments and other assets	(1.9)	40.7	(26.3)	57.4
Proceeds from the sale of property, plant and equipment	22.9	0.6	38.7	0.9
Sales (additions) to short-term investments	226.7	—	(4.7)	—
Restricted cash	(16.4)	—	(15.9)	4.9
Other	0.6	(0.2)	0.3	(1.5)
Cash flow provided fro m (used in) investing activities	71.2	(144.1)	(543.6)	(352.2)
Financing:
Cash from exercise of options and warrants	0.6	9.3	29.4	41.7
Proceeds from issuance of debt	—	115.5	117.9	228.5
Proceeds from the issuance of convertible debt	—	—	449.9	—
Repayment of debt	(15.0)	(1.6)	(70.5)	(19.7)
Dividends paid	(26.2)	(5.6)	(51.2)	(5.6)
Settlement of derivative instruments acquired in Bema acquisition	(2.1)	(9.5)	(11.0)	(25.0)
Other	—	—	(1.6)	—
Cash flow provided fro m (used in) financing activities	(42.7)	108.1	462.9	219.9
Effect of exchange rate changes on cash	(7.3)	3.1	(7.5)	5.0
Increase in cash and cash equivalents	227.2	50.8	154.4	141.1
Cash and cash equivalents, beginning of period	473.4	244.4	551.3	154.1
Cash and cash equivalents, end of period before assets held for sale	$700.6	$295.2	$705.7	$295.2
Assets held for sale	5.1	(2.7)	—	(2.7)
Cash and cash equivalents, end of period	$705.7	$292.5	$705.7	$292.5

Kinross Gold Corporation	Kinross announces record quarterly production and revenue

	Operating Summary
Mine	Period	Ownership	Ore Processed (1)	Grade	R eco very (2)	Gold Eq Production	Gold Eq Sales	Cost of Sales	C OS/ o z	Cap Ex	DD &A
		(%)	(‘000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
North America	Q3 2008	100	3,815	0.96	80%	100,969	101,729	$45.1	$443	$38.4	$8.5
	Q2 2008	100	3,398	0.95	82%	85,609	75,720	34.4	454	38.6	6.6
Fort Knox	Q1 2008	100	3,095	0.80	82%	65,394	76,954	35.3	459	16.8	7.1
	Q4 2007	100	3,312	0.84	84%	76,060	68,992	27.8	403	9.1	6.8
	Q3 2007	100	3,106	0.90	87%	85,755	92,764	31.4	338	4.6	8.0
	Q3 2008	50	9,447	0.50	nm	63,283	64,259	28.6	445	7.8	5.3
	Q2 2008	50	8,725	0.46	nm	65,570	67,538	30.9	458	9.7	6.1
Round Mountain	Q1 2008	50	10,977	0.51	nm	63,604	59,191	26.0	439	8.2	5.9
	Q4 2007	50	9,901	0.51	nm	63,068	62,639	22.1	353	9.7	1.3
	Q3 2007	50	8,582	0.50	nm	73,270	72,794	24.9	342	8.7	1.6
South America	Q3 2008	100	4,860	0.37	81%	47,641	47,500	19.8	417	93.9	4.4
	Q2 2008	100	4,655	0.41	79%	47,338	52,150	23.8	456	72.4	3.5
Paracatu	Q1 2008	100	4,791	0.37	78%	43,236	42,465	19.2	452	103.3	3.2
	Q4 2007	100	4,983	0.37	79%	47,426	45,857	18.0	393	85.7	3.5
	Q3 2007	100	5,119	0.40	74%	45,646	46,742	17.1	366	57.0	3.4
	Q3 2008	100	1,255	1.00	81%	48,879	56,877	33.0	580	3.5	10.4
	Q2 2008	100	1,331	0.95	77%	60,376	47,941	19.2	400	4.8	9.9
La Coipa (3) (4)	Q1 2008	100	1,164	0.83	81%	60,893	80,654	36.1	448	3.8	12.0
	Q4 2007	50/100	1,129	1.13	80%	49,611	43,707	15.2	348	2.3	5.0
	Q3 2007	50	829	1.13	80%	29,428	44,157	12.1	274	1.4	3.5
	Q3 2008	50	208	7.15	94%	22,566	23,363	7.8	334	5.2	3.0
	Q2 2008	50	206	7.08	95%	22,310	21,569	6.6	309	4.0	2.5
Crixás	Q1 2008	50	198	6.79	96%	20,630	19,974	5.9	295	3.5	2.4
	Q4 2007	50	200	6.90	95%	21,037	21,167	6.2	293	3.1	1.2
	Q3 2007	50	210	7.11	95%	22,644	22,968	6.3	274	3.3	2.7
	Q3 2008	100	3,945	0.77	nm	53,313	60,798	34.8	572	4.5	5.5
	Q2 2008	100	3,259	0.77	nm	57,260	48,806	26.6	545	8.7	3.9
Maricunga (5)	Q1 2008	100	3,903	0.71	nm	61,379	61,800	34.1	552	5.4	3.9
	Q4 2007	100	3,506	0.65	nm	60,266	60,135	29.4	489	1.0	2.8
	Q3 2007	100	3,342	0.73	nm	47,214	44,672	21.2	475	2.1	3.3
Asia	Q3 2008	90	21	10.40	94%	8,364	8,364	7.9	945	0.5	1.2
	Q2 2008	90	42	10.60	91%	16,082	16,909	12.7	751	0.9	4.3
Julietta (6)	Q1 2008	90	42	11.90	93%	16,648	15,826	11.7	739	1.0	2.6
	Q4 2007	90	43	11.70	94%	16,477	14,516	8.4	579	0.9	3.7
	Q3 2007	90	43	12.30	93%	17,504	22,801	12.7	557	0.8	4.9
	Q3 2008	75	258	26.62	95%	275,327	227,632	52.6	231	22.4	50.2
Kupol - 100% (7)	Q2 2008	75	74	36.55	96%	68,649	—	—	—	33.9	—
	Q3 2008	75	194	26.62	95%	206,495	170,724	39.4	231	16.8	44.1
Kupol (7) (8)	Q2 2008	75	55	36.55	96%	51,487	—	—	—	25.4	—

(1)	Ore processed is to 100%, production and costs are to Kinross’ account

(2)	Due to the nature of heap leach operations at Round M ountain and M aricunga, recovery rates cannot be accurately measured on a quarterly basis.

(3)	On December 21, 2007, the Porcupine Joint Venture and M usselwhite were sold and the remaining 50% interest in La Coipa was purchased.

(4)	La Coipa silver grade and recovery were as follows: Q3 (2007) 119.9 g/t 67%; Q4 113.3g/t 67%; Q1 (2008) 76.76 g/t 63%; Q2 52.2 g/t 66%; Q3 45.62 g/t 58%.

(5)	Kinross acquired the remaining 50% interest in the M aricunga mine on February 27, 2007. Results for Q1 are 50% for January and February and 100% for M arch.

(6)	Kinross acquired its interest in the Julietta mine on February 27, 2007. Results in Q1 are for M arch only.

(7)	Kupol silver grade and recovery were as follows: Q2 (2008) 427.4 g/t 88%; Q3 305.97 g/t 84%.

(8)	Includes Kinross’ share of Kupol at 75%.

Kinross Gold Corporation	Kinross announces record quarterly production and revenue
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